                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                                Biofield Corp.
             -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
       ----------------------------------------------------------------
                         (Title of Class of Securities)

                                 090591 10 8
    -----------------------------------------------------------------------
                               (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)
                              (Page 1 of 5 Pages)


           CUSIP NO. 090591 10 8                           13G                            Page 2 of 5  Pages

 1      NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        C. Leonard Gordon                                                                                 [ ]

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)     [ ]
                                                                                                  (b)     [ ]

 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

              Number of               5      SOLE VOTING POWER
                Shares
            Beneficially                     1,006,410 (a) (joint with wife)

              Owned by                6      SHARED VOTING POWER

                Each                         0
              Reporting
             Person with              7      SOLE DISPOSITIVE POWER

                                             1,006,410 (a)

                                      8      SHARED DISPOSITIVE POWER

                                             0

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,006,410 (a)

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        15.58% (a)

 12     TYPE OF REPORTING PERSON
        IN

        (a) Assumes exercise of certain stock options and warrants.


           CUSIP NO. 090591 10 8                           13G                            Page 3 of 5  Pages

ITEM 1(A).       NAME OF ISSUER:
                 --------------

                 Biofield Corp.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 -----------------------------------------------

                 1225 Northmeadow Parkway, Suite 120, Roswell, Georgia 30076

ITEM 2(A).       NAME OF PERSON FILING:
                 ---------------------

                 C. Leonard Gordon

ITEM 2(B).       ADDRESS OF PRINCIPAL OFFICE, OR IF NONE, RESIDENCE:
                 --------------------------------------------------

                 c/o Immunotherapy Inc., 360 Lexington Ave., New York, New York 10017

ITEM 2(C).       CITIZENSHIP:
                 -----------

                 United States of America.

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:
                 ----------------------------

                 Common Stock, par value $.001 per share.

ITEM 2(E).       CUSIP NUMBER:
                 ------------

                 090591 10 8

ITEM 3.          BECAUSE THIS STATEMENT IS NOT FILED PURSUANT TO
                 RULES 13D-1(B) OR 13D-2(B), THIS ITEM IS:
                 -----------------------------------------

                 Not Applicable.

           CUSIP NO. 090591 10 8                           13G                            Page 4 of 5  Pages

ITEM 4.  OWNERSHIP:

                 The following information is as of December 31, 1996:
                 (a)      Amount Beneficially Owned: see Item 9 of cover page
                 (b)      Percent of Class: see Item 11 of cover page
                 (c)      Number of shares as to which such person has:
                          (i)     sole power to vote or to direct the vote:

                          (ii)    shared power to vote or to direct the vote:
                          (iii)   sole power to dispose or to direct the disposition of:

                          (iv)    shared power to dispose or to direct the disposition of:
                          See Items 5-8 of cover page

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [  ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                 Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                 THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                 Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable.

ITEM 10. CERTIFICATION:

                 Not Applicable.

CUSIP NO. 090591 10 8                  13G                    Page 5 of 5  Pages


                                  SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 1997

                                                 \s\ C. Leonard Gordon
                                              --------------------------------
                                                C. LEONARD GORDON